May 8, 2017

VIA EDGAR

Ms. Kimberly Browning
 U.S. Securities and Exchange Commission
Division of Investment Management
Washington, DC  20549

Re:	Bridges Investment Fund, Inc. (CIK 0000014170) Preliminary Proxy Statement (PRE 14A) filed April 21, 2017 SEC Accession No. 0000894189-17-002083

Dear Ms. Browning:

On behalf of Bridges Investment Fund, Inc. (the "Fund"), which filed its Preliminary Proxy Statement (the "Preliminary Proxy Statement") with the U.S. Securities and Exchange Commission (the "Commission") on April 21, 2017, this letter responds to the comments on the Preliminary Proxy Statement that you provided via telephone to Amber Preston of Baird Holm LLP on April 28, 2017.

Throughout this letter, capitalized terms have the same meaning as in the Preliminary Proxy Statement unless otherwise noted. For your convenience, we have summarized each  comment below and then followed immediately with Fund responses.

1.          Comment:  Confirm all missing and bracketed information, specifically the approximate date on which the proxy statement and proxy card will be mailed to Fund shareholders (per Item 1(b) of Schedule 14A), will be completed and included in the Fund's definitive proxy statement.

Response:  The Fund intends to complete all missing and bracketed information, including, without limitation, the date, time, and place of the shareholder meeting, the Record Date, the number of shares outstanding, management ownership, the approximate date of mailing to Fund shareholders, name of the proxy solicitor, and anticipated costs relating thereto.  The Fund has set the Record Date as of May 9, 2017, and the date, time, and place of the Special Meeting of Shareholders for 10:00 a.m. Central time, Friday, June 23, 2017, at the Fund Offices, 256 Durham Plaza, 8401 West Dodge Road, Omaha, Nebraska 68114.

2.          Comment:  Provide the name and address of the Fund's investment adviser, principal underwriter, and administrator as required by Item 22(a)(3)(i) of Schedule 14A.

Response:  The Fund respectfully notes that the name and address of the Fund's service providers (including its underwriter referred to in the Preliminary Proxy Statement as the Distributor) was provided under the section titled "Administrator, Custodian & Transfer Agent" (the name of this section will be revised in the definitive proxy statement to include the Distributor) on page 25 of the Preliminary Proxy Statement. The name and address for the Fund's investment adviser, Bridges Investment Management, Inc. (the "Adviser") is on page 6 of the Preliminary Proxy Statement.  In its definitive proxy statement, the Fund intends to revise the disclosure on page 6, providing further clarification, as follows:  "[all] of the Adviser's current officers and directors (including its CEO) are actively engaged with the investment activities of BIM or an affiliate thereof, and their address is 256 Durham Plaza, 8401 West Dodge Road, Omaha, Nebraska 68114, which is also the Adviser's address."

3.          Comment:  The Fund indicated that the Adviser intends to pay the fees and expenses related to each proposal, including the cost of the preparation of the proxy materials and their distribution, as well as all costs incurred in connection with the solicitation of such proxies.  Confirm that the Adviser will not seek reimbursement from any other party.

Response:  The Adviser is not seeking, and does not intend to seek, reimbursement for any costs relating to the proxy statement or the solicitation thereof, and the Adviser will pay the fees and expenses related to each proposal, including the cost of the preparation of the proxy materials and their distribution, as well as all costs incurred in connection with the solicitation.

4.          Comment:  Disclose the name of the proxy solicitation firm, anticipated costs, and the material features of any contract or arrangement for such solicitation as required by Item 4(a)(3) of Schedule 14A.

Response:  The Fund intends to disclose, at minimum, the name of the proxy solicitation firm and anticipated costs.  Such proposed disclosure was provided on page 26 of the Preliminary Proxy Statement.  The Fund recently selected Broadridge Financial Solutions, Inc. ("Broadridge"), as its proxy solicitation firm and the anticipated costs are $11,500.  The Fund further agrees to disclose material features (if any) of the contract with Broadridge in its definitive proxy statement.

5.          Comment:  In its Notice of Special Meeting of Shareholders, the Fund uses the term "valid proxies."  Explain to Fund shareholders what a valid proxy is.

Response:  The Fund intends to revise its disclosure as follows:

"All legally valid proxies obtained will be voted in favor of the approval of the new investment advisory agreement and the election of directors unless specified to the contrary.  Legally valid proxies include (i) any proxy executed and delivered pursuant to the instructions provided under "Voting Procedures" on page 27 of this Proxy Statement if you are the registered owner of the Fund Shares, and (ii) if you are a beneficial owner and want to vote your shares rather than having your broker, bank or other nominee vote your shares in accordance with your voting instructions, in addition to following the instructions under the section entitled “Voting Procedures,” you will need an authorization from your broker, bank, or other nominee to vote the Fund shares that satisfies Nebraska law and the requirements of the Securities and Exchange Commission. Each shareholder has the power to revoke his or her proxy at any time prior to the voting thereof by sending a letter to the Fund's office or by executing a new proxy. If you are a beneficial owner of your shares, you will need to contact your bank, broker or other nominee to revoke any prior voting instructions. The execution and delivery of a proxy will not affect your right to vote in person if you attend the Special Meeting. At the beginning of the meeting, all shareholders in attendance will be given an opportunity to revoke their proxies and to vote personally on each matter described herein."

6.          Comment:  The Preliminary Proxy Statement uses the terms "substantially identical" and "important differences."  Per Item 22(c)(8) of the Schedule 14A, all material differences to the Current Advisory Agreement and the New Advisory Agreement should be disclosed.

Response:  The Fund confirms that there are no material differences between the Current Advisory Agreement and the New Advisory Agreement.  In the definitive proxy statement, the Fund intends to remove all references to "substantially identical" and "important differences" and instead will state that "the material terms of the New Advisory Agreement are identical" and that there are no "material differences."  The Fund respectively notes that it attached a redlined version as Exhibit B comparing the Current Advisory Agreement to the New Advisory Agreement to illustrate all changes.

7.          Comment:  Disclose all new fees or expenses or any increase to any existing fee or expense to be paid by the Fund or its shareholders resulting from the change in ownership of the Adviser and the approval of the New Advisory Agreement as required by Item 22(a)(3)(iv) of Schedule 14A.  Confirm the pro forma table is not required.

Response:  As a result of the change of control of the Adviser, the Fund confirms that no new fees or expenses will be paid by the Fund or its shareholders and that there are no proposed increases to any existing fees or expenses.  Further, if there were such increase or new fees or expenses, the Fund acknowledges that it would be required to prepare and disclose the pro forma table required by Item 22(a)(3)(iv) of Schedule 14A.

8.          Comment:  Add an additional question to the Q&A section addressing any proposed material changes to the Fund's investment policies, strategies, and risks.

Response:  The Fund intends to add the following question in its definitive proxy statement in the section titled:  "BACKGROUND INFORMATION FOR FUND SHAREHOLDERS:"

"Q:  How will my approval of Proposal 1 affect the management and operation of the Fund?

The Fund's principal investment strategies and investment objectives, advisory fees and other terms, as well as the principal risks of investing in the Fund, will not change as a result of the New Advisory Agreement.  The portfolio managers, as well as other executive officers of the Fund and Adviser, will continue to manage the Fund.

          In addition to the new question, the definitive proxy statement has been revised to include similar disclosure in the applicable sections.

9.          Comment:  Add an additional question to the Q&A section addressing whether there will be any material changes to the agreements with third party service providers or changes to fees with any of these third parties.

Response:  The Fund intends to add the following question in its definitive proxy statement in the section titled:  "BACKGROUND INFORMATION FOR FUND SHAREHOLDERS:"

"Q:    Will the Transaction result in any changes to the Fund's service providers or any changes to contracts with such providers?

The Adviser monitors and oversees the Fund's servicing agents, including the Administrator, Custodian, Transfer Agent, and Distributor.  Each of these servicing agents intends to provide the same administrative services after implementation of the proposed New Advisory Agreement, and the agreements with such providers will not change and remain in effect without interruption.  For additional information, see the section titled: 'Administrator, Custodian, Transfer Agent & Distributor' on page 25 of this Proxy Statement."

In addition to the new question, the definitive proxy statement has been revised to include similar disclosure in the applicable section.

10.          Comment:  In the question titled "What is the required vote to approve the proposals," there is a statement that says the "Transaction is conditioned on, among other things, upon the Fund either obtaining the approval of the New Advisory Agreement or….."  Disclose the "other things" to the extent material to Fund shareholders.

Response:  In its definitive proxy statement, the Fund intends to provide the following information on the Transaction:

"The Transaction is conditioned upon the Fund either obtaining the approval of the New Advisory Agreement by the shareholders of the Fund or entering into the Interim Advisory Agreement pending shareholder approval.  Further, other material conditions to closing of the Transaction include: (i) the closing of the merger with Provident Trust Company (see page 28), (ii) confirmation that no party has commenced, or threatened to commence, a proceeding to challenge the merger, (iii) the transition of certain client advisory relationships of the Adviser and its affiliates, (iv) the transition of sufficient client relationships of the Adviser and its affiliates; (v) approval of the Transaction by BIM shareholders; and (vi) receipt of necessary third party and governmental entity consents.  Subject to the closing conditions or waiver thereof, the closing of the contemplated Transaction shall take place on June 30, 2017, or such other date as mutually agreed by the parties thereto."

11.          Comment:  For Ted Bridges and Bob Bridges, disclose the approximate amount of any material interest or proposed material interest, direct or indirect, in the proposed Transaction as required by Item 22(c)(6) of Schedule 14A.  Disclose the amount of any such material interest, specifically any monetary benefit received or to be received by Ted Bridges or Robert Bridges.

Response:  The Fund has disclosed that after the effective date of the Transaction, BHC will be the sole owner of BIM (the current investment adviser).  Following the closing of the Transaction, Edson L. Bridges III ("Ted Bridges") and Robert Bridges will not own any part of BIM but will collectively own approximately 13% of BHC.  The rights of Mr. Ted Bridges and Mr. Robert Bridges as equity owners in BHC will be the same as other equity owners of the same class and neither of them shall receive extra or special benefits that are not shared on a pro rata basis by all holders of the same class of securities.  There is no monetary benefit received by either Ted Bridges or Bob Bridges nor any other material interest or proposed interest to be received by either of them with respect to the approval of the New Advisory Agreement, and the advisory fees to be paid to BIM thereunder, except as equity owners of BHC as described above.

12.          Comment:  Confirm compliance with Item 22(c)(1)(i) with respect to disclosing the date of the investment advisory contract and the date on which it was last submitted to a vote of security holders of the Fund, including the purposes of such submission.

Response:  The Fund respectfully notes that all of such information was disclosed in the first full paragraph following the table on page 7 of the Preliminary Proxy Statement and that the disclosure complies with Item 22(c)(1)(i).

13.          Comment:  Disclose whether the waiver of fees by the Adviser, which is currently provided in the Current Advisory Agreement will carry forward into the New Advisory Agreement and disclose whether the Adviser has any recoupment privilege after waiving such fees.
Response:  The Fund will revise the definitive proxy statement to further clarify that the Adviser will continue to waive its fees under the New Advisory Agreement.   The Fund and the Adviser do not have any oral or written contract or agreement with respect to the right of the Adviser to recoup any waived fees.

14.          Comment:  Further articulate in a clearer fashion the effective date of the Transaction.

Response:  The Fund intends to further clarify the effective date of the Transaction and has revised its definitive proxy statement accordingly.

15.          Comment:  Define terms upon first appearance in the proxy statement.

Response:  The Fund confirms that the definitive proxy statement will be revised in response to this comment to the extent applicable.

16.          Comment:  Confirm the Fund's compliance with Rule 15a-4, particularly Rule 15a-4(b)(2).

Response:  The Fund has complied with Rule 15a-4 and included the required disclosures in the Preliminary Proxy Statement in the section titled:  "Legal Requirements in Approving the Interim Advisory and New Advisory Agreements."

17.          Comment:  Did the Fund or the Fund Board of Directors rely on any third party sources, which provided advice on the change of control of the Adviser?  If so, disclose whom the third parties were, whether such third parties were independent, and what compensation they received. If not, explain why third parties were not retained.

Response:  Neither the Fund nor the Board of Directors relied on any third party with respect to the change of control of the Adviser or the approval of the New Advisory Agreement.  Accordingly, no third parties were paid in connection with same.

Neither the Fund nor the Board of Directors retained third party sources because of the Fund's historical relationship with the Adviser since 2004.  Further, despite the change of ownership of the Adviser, the portfolio managers, principal investment strategies and principal risks remain unchanged.  The Board determined that the continuity of investment strategies, personnel, resources, and compliance structure supported a decision not to retain a third party.

          18.          Comment:  Disclose whether there will be any changes to the Fund service providers or portfolio managers.

Response:  The Fund does not anticipate any changes to its service providers or its portfolio managers after the effective date of the Transaction, and the Fund has included statements to such effect in its definitive proxy statement.

19.          Comment:  Did the Board of Directors consider any investment advisers, other than BIM?  Explain.

Response:  The Board of Directors did not consider any other investment advisers for the same reasons provided in response no. 17 above and for the reasons provided in the "Board Recommendation of Approval" section of the Preliminary Proxy Statement.

20.          Comment:  Confirm that the Fund has not used the terms "assignment" and "transaction" as synonyms.

Response:  The Fund has confirmed that it has not used such terms as synonyms in the Preliminary Proxy Statement.

21.          Comment:  Did the Board of Directors consider any factors that were adverse or unfavorable to the proposals?   Explain.

Response:  The Board of Directors gave careful consideration in its deliberations to the impact of the ownership interest of the McCarthy Group, LLC and MGI in BIM and what the expected impact might be on the Fund, either negative or positive, but no specific unfavorable factors were identified that would be expected to adversely impact the Fund.

22.          Comment:  In the "Non-Interested/Independent Directors" chart, explain to Fund shareholders the principal business of each company (i.e. Lauritzen Corp.).

Response:  The definitive proxy statement has been revised in response to this comment.

23.          Comment:  Enhance the disclosure on cumulative voting to provide additional guidance to Fund shareholders and disclose any conditions precedent to the exercise of cumulative voting rights.

Response:  The definitive proxy statement has been revised in response to this comment to include the following paragraph:

"Cumulative voting is a type of voting system that helps strengthen the ability of minority shareholders to elect Fund directors. This method allows shareholders to cast all of their votes for a single nominee for the Board of Directors when the Fund has multiple openings on its board. In contrast, in non-cumulative voting, shareholders may not give more than one vote per share to any single nominee. For example, in this election, there are eight directors, and if you hold 500 shares (with one vote per share), under the non-cumulative method, you could vote a maximum of 500 shares for each candidate (giving you 4,000 votes total—500 votes per each of the eight candidates). With cumulative voting, you are afforded the 4,000 votes from the start and could choose to vote all 4,000 votes for one candidate or otherwise divide your votes whichever way you wanted."

There are no conditions precedent to the exercise of cumulative voting rights by Fund shareholders.

24.          Comment:   In the "Voting Procedures" section, provide a cross-reference to the location in the proxy statement that Fund shareholders can find the address to which they should deliver their proxy cards.

Response:  The definitive proxy statement has been revised in response to this comment.

25.          Comments:  Revise the proxy card to include an instruction on how Fund shareholders can use  cumulative voting and disclose whether it relates to discretionary voting.

Response:  The Fund has revised the proxy card to instruct the holder with respect to cumulative voting and provided a statement that the proxy holders will not have discretionary voting with respect to cumulative voting.  For any proxy that authorizes discretionary voting, the votes relating thereto shall be divided equally among the directors.

26.          Comment:  With respect to the election of directors, explain the impact of a "withhold" vote on the quorum and the outcome of the vote.

Response:  The definitive proxy statement has been revised to clarify that a withhold vote will be counted for the purpose of determining whether a quorum is present and that a "withhold" vote will have no effect on the outcome of the vote for the Board of Directors because the highest number of "FOR" votes are elected.

27.          Comment:  Clarify whether approval of each proposal is dependent upon approval of the other, and the consequences of only one or the other being approved.

Response:  The definitive proxy statement has been revised to state: "Proposal 1 and Proposal 2 are separate and independent proposals, and approval of one is not contingent on approval of the other."

* * * * * *

The Fund believes that the foregoing is responsive to each of your comments and that the disclosure changes referenced in this response to comments are fully responsive to the Commission's comments and resolve any matters raised. The Fund intends to promptly file the definitive proxy statement after confirmation from the Commission that it has no further comments.

The undersigned hereby acknowledges on behalf of the Fund that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or lack of action by the Commission staff.

Respectfully, BRIDGES INVESTMENT FUND, INC.

Edson L. Bridges III, CFA
President and Chief Executive Officer

DOCS/1878560.3